EXHIBIT 99.62
                                                                   -------------



                             UNDERWRITING AGREEMENT

                                                                January 19, 2005

Advantage Energy Income Fund
Advantage Oil & Gas Ltd.
Advantage Investment Management Ltd.
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3H7

ATTENTION:    PETER A. HANRAHAN, VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL
              OFFICER

Dear Sir:

RE: OFFERING OF TRUST UNITS OF ADVANTAGE ENERGY INCOME FUND

Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., FirstEnergy Capital Corp. and Raymond James Ltd. (collectively, the "UNDERWRITERS") understand that Advantage Energy Income Fund (the "TRUST") proposes to issue and sell 5,250,000 trust units (the "OFFERED SECURITIES").

The Underwriters further understand that the Trust plans to use the net proceeds from the offering of the Offered Securities to repay indebtedness which was incurred in connection with the acquisition of Defiant Energy Corporation, for the 2005 capital expenditures and for general purposes.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Offered Securities at the Closing Time (as hereinafter defined) in the respective percentages set forth in paragraph 19, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Offered Securities at the price of $21.65 for each of the Offered Securities for an aggregate purchase price of $113,662,500.

1.       DEFINITIONS

         In this agreement:

         (a) "8.25% DEBENTURES" means the 8.25% convertible unsecured subordinated debentures of the Trust;

         (b) "9% DEBENTURES" means the 9.00% convertible unsecured subordinated debentures of the Trust;

         (c) "7.50% DEBENTURES" means the 7.50% convertible unsecured subordinated debentures of the Trust;

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         (d)      "7.75% DEBENTURES" means the 7.75% convertible unsecured
                  subordinated debentures of the Trust;

         (e) "8.50% NOTES" means the 8.50% unsecured subordinated promissory notes of Advantage Oil & Gas;

         (f) "9 % NOTES" means the 9 % unsecured subordinated promissory notes of Advantage Oil & Gas;

         (g) "10% DEBENTURES" means the 10.00% convertible unsecured subordinated debentures of the Trust;

         (h) "10 % NOTES" means the 10 % unsecured subordinated promissory notes of Advantage Oil & Gas;

         (i) "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

         (j) "ADVANTAGE OIL & GAS" means Advantage Oil & Gas Ltd., a corporation amalgamated pursuant to the ABCA;

         (k) "AIF" means the revised annual information form of the Trust dated May 12, 2004, including all schedules thereto;

         (l)      "ANADARKO" means Anadarko Canada Corporation;

         (m) "ANADARKO'S AUDITORS" means KPMG LLP, chartered accountants, Calgary, Alberta;

         (n) "ANADARKO ENGINEERING REPORT" means the independent engineering evaluations of Anadarko's oil, natural gas liquids and natural gas interests in the Anadarko Properties prepared by Sproule Associates Limited effective July 1, 2004;

         (o) "ANADARKO FINANCIAL STATEMENTS" means the audited schedule of revenues and operating expenses for the year ended December 31, 2003 with respect to the Anadarko Properties, together with the notes thereto and auditors' report thereon and interim unaudited schedule of revenues and expenses for the six month periods ended June 30, 2004 and 2003 as contained in the business acquisition report of the Trust dated September 30, 2004;

         (p) "ANADARKO PROPERTIES" means the properties purchased by Advantage Oil & Gas from Anadarko;

         (q) "APPLICABLE SECURITIES LAWS" means all applicable Canadian securities laws, rules, regulations, notices and policies in the Qualifying Provinces and the corporate laws of Alberta;

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         (r)      "ARRANGEMENT" means the plan of arrangement involving Defiant
                  Energy Corporation, its shareholders, Defiant Resources Corporation, the Trust and Advantage Oil & Gas, which was completed December 21, 2004 under the provisions of the ABCA;

         (s)      "ASC" means the Alberta Securities Commission;

         (t) "BUSINESS DAY" means a day which is not a Saturday or a Sunday or a legal holiday in the City of Calgary, Alberta;

         (u) "CLOSING DATE" means February 9, 2005 or such other date as the Underwriters and the Trust may agree;

         (v) "CLOSING TIME" means 6:15 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

         (w) "DISTRIBUTION" means "DISTRIBUTION" or "DISTRIBUTION TO THE PUBLIC", as the case may be, as defined under the Applicable Securities Laws and "distribute" has a corresponding meaning;

         (x) "DOCUMENTS" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

                  (i)      the AIF,

                  (ii) the audited comparative consolidated financial statements of the Trust for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditor's report thereon,

                  (iii) the information circular - proxy statement of the Trust dated April 16, 2004 relating to the annual and special meeting of holders of Trust Units held on May 26, 2004 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance"),

                  (iv) the unaudited interim consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three and nine month periods ended September 30, 2004;

                  (v) pages C-1 to C-11 of the short form prospectus of the Trust dated September 3, 2004 consisting of the unaudited financial statements of MarkWest for the nine months ended September 30,2003, together with the notes thereto;

                  (vi) the business acquisition report of the Trust dated September 30, 2004, including Schedules A and B attached thereto, with respect to the acquisition by the Trust of the Anadarko Properties;

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                  (vii)    the material change report of the Trust dated
                           November 4, 2004 describing the Arrangement; and
                           (viii) the material change report of the Trust dated December 31, 2004 confirming the completion of the Arrangement;


         (y)      "EXCHANGE" means the Toronto Stock Exchange;

         (z) "EXCHANGEABLE SHARES" means exchangeable shares in the capital of Advantage Oil & Gas, each such share being initially exchangeable into one Trust Unit;

         (aa)     "MARKWEST" means MarkWest Resources Canada Corp.;

         (bb) "MARKWEST AUDITOR'S" means PricewaterhouseCoopers LLP, the former auditors of MarkWest;

         (cc) "MANAGEMENT AGREEMENT" means the amended and restated management agreement dated October 4, 2004 among Advantage Oil & Gas, ManagementCo and the Trustee on behalf of the Trust;

         (dd) "MANAGEMENTCO" or the "MANAGER" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

         (ee) "MATERIAL AGREEMENTS" means, collectively, the Trust Indenture, Shareholder Agreement, Management Agreement, Note Indentures and the Royalty Agreement;

         (ff) "MISREPRESENTATION", "MATERIAL CHANGE" and "MATERIAL FACT" shall have the meanings ascribed thereto under the Applicable Securities Laws;

         (gg) "MRRS PROCEDURES" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System;

         (hh) "NI 44-101" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

         (ii) "NOTE INDENTURES" means the note indenture dated September 30, 2004 between Advantage Oil & Gas and Computershare Trust Company of Canada providing for the issue of long term Notes and the master note indenture dated September 30, 2004 between Advantage Oil & Gas and Computershare Trust Company of Canada providing for the issue of medium term Notes;

         (jj) "NOTES" means the unsecured subordinated promissory notes of Advantage Oil & Gas issued to the Trust from time to time under the Note Indentures;

         (kk) "PRELIMINARY PROSPECTUS" means the preliminary short form prospectus of the Trust to be dated January 21, 2005 and any amendments thereto, in respect of the

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                                       5


                  distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

         (ll) PROSPECTUS" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

         (mm) "PROSPECTUS AMENDMENT" means any amendment to either the Preliminary Prospectus or Prospectus, in the English and French languages;

         (nn) "PROSPECTUSES" means, collectively, the Preliminary Prospectus and the Prospectus;

         (oo) "PUBLIC RECORD" means all information filed after December 31, 2003 by or on behalf of the Trust and Advantage Oil & Gas with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

         (pp)     "QUALIFYING PROVINCES" means each of the provinces of Canada;

         (qq) "ROYALTY" means the 95% interest in Advantage Oil & Gas' Petroleum Substances (as defined in the Royalty Agreement) within, upon or under certain of its Oil and Natural Gas Properties (as defined in the Royalty Agreement) granted pursuant to the Royalty Agreement;

         (rr) "ROYALTY AGREEMENT" means the amended and restated royalty agreement entered into between Advantage Oil & Gas and the Trust dated as of December 1, 2003 which provides for the creation of the Royalty;

         (ss) "SECURITIES COMMISSIONS" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

         (tt) "SELLING DEALER GROUP" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Securities pursuant to this agreement;

         (uu) "SHAREHOLDER AGREEMENT" means the shareholder agreement entered into as of May 24, 2001 between Advantage Oil & Gas and the Trustee, as trustee for and on behalf of the Trust;

         (vv) "SPROULE" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

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         (ww)     "SPROULE REPORT" means the independent engineering evaluation of Advantage's oil, natural gas liquids and natural gas interests prepared by Sproule dated April 19, 2004, and effective December 31, 2003;

         (xx)     "SUBSIDIARY" has the meaning assigned thereto in the ABCA;

         (yy) "SUPPLEMENTARY MATERIAL" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

         (zz) "TAX ACT" means the INCOME TAX ACT (Canada) and the regulations thereunder;

         (aaa) "TRUST ASSETS" means, collectively, the Royalty, the Notes, the Subsequent Investments, the Permitted Investments and cash;

         (bbb)    "TRUST FINANCIAL STATEMENTS" means, collectively:

                  (i) the audited comparative consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the years ended December 31, 2003 and 2002 together with the notes thereto and auditor's reports thereon, and

                  (ii) the comparative interim unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the nine months ended September 30, 2004 and 2003;

         (ccc) "TRUST INDENTURE" means the trust indenture dated as of April 17, 2001 as supplemented May 22, 2001 between the Trustee, Advantage Oil & Gas and 687371 Alberta Ltd. as settlor as amended and restated June 25, 2002, May 28, 2003 and May 26, 2004;

         (ddd) "TRUST UNITS" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

         (eee) "TRUST'S AUDITORS" means KPMG LLP, chartered accountants, Calgary, Alberta;

         (fff) "TRUST'S COUNSEL" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

         (ggg) "TRUSTEE" means Computershare Trust Company of Canada, as trustee of the Trust; and

         (hhh) "UNDERWRITERS' COUNSEL" means Macleod Dixon LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint.

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Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the AIF.

2.       UNDERWRITING FEE

In consideration for their services in underwriting the distribution of and purchasing the Offered Securities, the Trust agrees to pay the Underwriters a fee of $1.0825 for each of the Offered Securities purchased (being an aggregate amount of $5,683,125), and all such fees shall be payable from the general funds of the Trust. Such payment shall be made in accordance with paragraph 14 hereof.

The foregoing fees (the "UNDERWRITING FEE") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Securities and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the EXCISE TAX ACT (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the EXCISE TAX ACT (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. In the event that this offering is not completed, the Trust also agrees to pay the Underwriters' reasonable expenses incurred in connection with this underwriting as set forth in paragraph 11 hereof.

3.       QUALIFICATION FOR SALE

         (a) The Trust represents and warrants to the Underwriters that it is eligible to use the short form prospectus distribution system described in NI 44-101 and the simplified prospectus rules of the SECURITIES ACT (Qu6bec) for the distribution of the Offered Securities.

         (b)      The Trust shall:

                  (i) not later than 5:00 p.m. (Calgary time) on January 21, 2005, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator;

                  (ii) have obtained a preliminary MRRS decision document from the ASC by 10:00 a.m. (Calgary time) on January 24, 2005 dated not later than January 21, 2005, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

                  (iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions have:

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                           (A)      prepared and filed not later than February
                                    1, 2005 (or such later date as may be agreed to in writing by the parties hereto) the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

                           (B) obtained a final MRRS decision document dated not later than February 1, 2005 from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

                           and otherwise fulfilled all requirements of Applicable Securities Laws to enable the Offered Securities to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

                  (iv) until the completion of the distribution of the Offered Securities, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities for distribution or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution.

         (c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

         (d) During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

         (e) During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Securities for distribution to the public in the Qualifying Provinces.

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4.       DELIVERY OF PROSPECTUS AND RELATED DOCUMENTS

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) Prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

                  (i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

                  (ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

         as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b) As soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors, MarkWest's auditors and Anadarko's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Advantage Oil & Gas, MarkWest or Anadarko, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the respective auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) At the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

         (i) an opinion of local counsel in Quebec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Preliminary Prospectus or Prospectus, as applicable, translated by the Trust's auditors, MarkWest's auditors and Anadarko's auditors

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                                       10


                  the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and adequate translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and


         (ii) a letter from each of the Trust's auditors, MarkWest's auditors and Anadarko's auditors addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph (d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof.


Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such deliveries shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Securities in the Qualifying Provinces.

5.       COMMERCIAL COPIES

         (a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (both English and French versions) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

         (b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

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                                       11


6.       MATERIAL CHANGE

         (a) During the period of distribution of the Offered Securities, the Trust, Advantage Oil & Gas and ManagementCo will promptly inform the Underwriters of the full particulars of:

                  (i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, condition (financial or otherwise) of the Trust, Advantage Oil & Gas or their respective properties, assets, liabilities (contingent or otherwise), operations, revenue or subsidiaries, or affecting the ability of ManagementCo to manage the Trust and Advantage Oil & Gas;

                  (ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

                  (iii) the occurrence or discovery of a material fact or event, which, in any such case, is, or may be, of such a nature as to:


                           (A)      render the Preliminary Prospectus,
                                    Prospectus or any Supplementary Material untrue, false or misleading in a material respect;

                           (B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

                           (C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with Applicable Securities Laws,

                  provided that if the Trust, Advantage Oil & Gas or ManagementCo is uncertain as to whether a material change, change, discovery, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Advantage Oil & Gas, or ManagementCo as the case may be, shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

                  During the period of distribution of the Offered Securities, the Trust, Advantage Oil & Gas and ManagementCo will promptly inform the Underwriters of the full particulars of:

                  (i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

                  (ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority of any order

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                                       12


                           to cease or suspend trading of any securities of the Trust or Advantage Oil & Gas or of the institution or threat of institution of any proceedings for that purpose; and

                  (iii) the receipt by the Trust, Advantage Oil & Gas or ManagementCo of any material communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Securities;

         (c) The Trust, Advantage Oil & Gas and ManagementCo will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) above and the Trust, Advantage Oil & Gas and ManagementCo will prepare and file promptly at the Underwriters' reasonable request any amendment to the Preliminary Prospectus, the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust, Advantage Oil & Gas and ManagementCo shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above; and

         (d) During the period of distribution of the Offered Securities, the Trust will promptly provide to the Underwriters, for review on a confidential basis by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

                  (i)      any financial statement of the Trust or Advantage Oil
                           & Gas;

                  (ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

                  (iii)    any press release of the Trust.

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                                       13


7.       REPRESENTATIONS AND WARRANTIES OF THE TRUST AND ADVANTAGE OIL & GAS

         (a) Each delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment pursuant to paragraph 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Advantage Oil & Gas (and each of the Trust and Advantage Oil & Gas hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

                  (i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:


                           (A)      are at the respective dates of such
                                    documents, true and correct in all material respects;

                           (B)      contain no misrepresentation; and

                           (C) constitute full, true and plain disclosure of all material facts relating to the Trust, Advantage Oil & Gas, ManagementCo and the Offered Securities.

                  (ii) the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101 and the simplified prospectus rules of the SECURITIES ACT (Quebec); and


                  (iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust or Advantage Oil & Gas, or to the extent (if any) to which it affects the ability of the Manager to manage the Trust, the Manager.


In addition to the representations and warranties contained in clause 7(a) hereof, each of the Trust and Advantage Oil & Gas jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its activities as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Advantage Oil & Gas and ManagementCo has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Advantage Oil & Gas and ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on a material portion of its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) except for Advantage ExchangeCo Ltd. and other non-material inactive subsidiaries and except as described in the AIF neither the Trust nor Advantage Oil & Gas has any subsidiaries (as defined in the ABCA) and neither the Trust nor Advantage Oil & Gas is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) to the best of the knowledge of the Trust and Advantage Oil & Gas, after reasonable inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 50% of the issued and outstanding Trust Units;

(vii) the authorized capital of Advantage Oil & Gas consists of an unlimited number of common shares, an unlimited number of non-voting common shares, an unlimited number of preferred shares, issuable in series and an unlimited number of Exchangeable Shares of which 12,445,032 common shares are outstanding and 1,450,030 Exchangeable Shares are outstanding;

(viii) all of the issued and outstanding common shares in the capital of Advantage Oil & Gas are fully paid and non-assessable and legally and beneficially owned by the Trust and, except for bank security, are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of Advantage Oil & Gas or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Advantage Oil & Gas;

(ix)     the Trust has full power and authority to issue the Offered Securities;

(x) upon receipt of the purchase price therefor, the Offered Securities will be duly and validly issued as fully paid and non-assessable Trust Units;

(x) none of the Trust, Advantage Oil & Gas and ManagementCo is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust, Advantage Oil & Gas and ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions, as applicable, of the Trust, Advantage Oil & Gas or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which any of the Trust, Advantage Oil & Gas or ManagementCo is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Advantage Oil & Gas or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of the Trust and Advantage Oil & Gas (on a consolidated basis) or their respective properties or assets (taken as a whole);

(xi) each of the Trust, Advantage Oil & Gas and ManagementCo has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust, Advantage Oil & Gas and ManagementCo and this agreement is a legal, valid and binding obligation of the Trust, Advantage Oil & Gas and ManagementCo enforceable against the Trust, Advantage Oil & Gas and ManagementCo in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v);

(xi) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and Advantage Oil & Gas from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Trust or Advantage Oil & Gas since December 31, 2003 except as disclosed in the Prospectuses or the Public Record; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis) which have not been disclosed in the Prospectuses or the Public Record;

(xiv) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Advantage Oil & Gas as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Advantage Oil & Gas as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xv) to the best of the knowledge of the Trust and Advantage Oil & Gas, the Anadarko Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, as they apply to a statement of revenue and operating costs, the revenues, royalties, operating costs, operating income and other information purported to be shown therein attributable to the Anadarko Properties as at the dates thereof and for the periods then ended;

(xvi) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, MarkWest, Advantage Oil & Gas and the Anadarko Properties, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xvii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Securities, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xii) there are no actions, suits, proceedings or inquiries existing or (as far as the Trust or Advantage Oil & Gas are aware) pending or threatened against or affecting the Trust, Advantage Oil & Gas or ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis) or their respective properties and assets or which affects or may affect the distribution of the Offered Securities;

(xiii) each of the Trust, Advantage Oil & Gas and ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Advantage Oil & Gas and ManagementCo (on a consolidated basis);

(xix) each of the Material Agreements is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, Advantage Oil & Gas and ManagementCo, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v) and each of the Trust, Advantage Oil & Gas and ManagementCo, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis) and neither the Trust or Advantage Oil & Gas is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xx) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xiv) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 50,457,474 Trust Units (which amount includes an aggregate of 763,373 Trust Units issued as partial payment of the performance fee to the Manager and employees of Advantage Oil & Gas on January 19, 2005 for services rendered during the year ended December 31, 2004) and one Special Voting Unit are issued and outstanding;

(xxiii) except for the 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures, 7.5% Debentures, Exchangeable Shares and trust unit incentive rights granted under the Trust Unit Rights Incentive Plan, no person holds any securities convertible or exchangeable into Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Trust Units or Special Voting Units or other securities of the Trust;

(xxiv) no Securities Commission, the Exchange nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Advantage Oil & Gas are aware) threatened;

(xxv) Computershare Trust Company of Canada at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario, is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units, the 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures, 7.5% Debentures and Exchangeable Shares;

(xxvi) the minute books of the Trust, Advantage Oil & Gas and ManagementCo contain true and correct copies of the constating documents of the Trust, Advantage Oil & Gas and ManagementCo and at the Closing Date will contain true and correct copies or draft copies of the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Advantage Oil & Gas and ManagementCo;

(xxvii) other than as provided for in this agreement, neither the Trust, Advantage Oil & Gas nor ManagementCo has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxviii) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and, absent any circumstances that the Trust is not aware of at this time, the Offered Securities will be listed and posted for trading on the Exchange upon the Trust complying with the usual conditions imposed by the TSX with respect thereto;

(xv)     (xxix)   the Trust is a "reporting issuer" in the provinces of British
         Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Newfoundland and Labrador, New Brunswick and Nova Scotia, and within the meaning of the Applicable Securities Laws in such provinces and has the equivalent status in the province of Prince Edward Island and is not in default of any material requirement of Applicable Securities Laws;

(xvi) the definitive form of certificate for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the material requirements of the Exchange;

(xvii) Advantage Oil & Gas has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Advantage Oil & Gas has any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Sproule since the date that such information was so provided. Each of the Trust and Advantage Oil & Gas believes that the Sproule Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2003 based upon information available at the time such reserves information was prepared, and the Trust and Advantage Oil & Gas believe that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xviii) to the best of the knowledge of the Trust and Advantage Oil & Gas at the date of the Anadarko Engineering Report such report did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxiii) neither the Trust nor Advantage Oil & Gas is aware of any defects, failures or impairments in the title of Advantage Oil & Gas to the crude oil, natural gas liquids and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Advantage Oil & Gas; (B) the current production volumes of Advantage Oil & Gas; or (C) the current cash flow of Advantage Oil & Gas;

(xxxiv) to the knowledge of the Trust and Advantage Oil & Gas, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except for bank security and as otherwise described in the Prospectuses;

(xxxv) except where such non-compliance or lack of obtaining the items listed below would not have a material adverse effect on the Trust (on a consolidated basis), each of the Trust and Advantage Oil & Gas and their subsidiaries have been and are in material compliance with all applicable environmental legislation, have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under applicable environmental legislation necessary for the operation of their projects as currently operated and none of the Trust nor Advantage Oil & Gas nor their subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for, an offence alleging material non-compliance with any environmental legislation which remains outstanding and which would have a material adverse effect on the Trust (on a consolidated basis);

(xxxvi) Advantage Oil & Gas has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Advantage Oil & Gas to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxvii) the Trust is not an "Investment Company" within the meaning of that term under the United States INVESTMENT COMPANY ACT OF 1940;

(xxxviii)the attributes and characteristics of the Offered Securities conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxix) with such exceptions as are not material to the Trust and Advantage Oil & Gas (taken as a whole), each of the Trust and Advantage Oil & Gas has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Advantage Oil & Gas and to the best of the knowledge, information and belief of the Trust and Advantage Oil & Gas there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Advantage Oil & Gas in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

(xl) the Trust has sufficient funds to pay to unitholders of record on January 31, 2005 the distribution of $0.28 per Trust Unit, such distribution to be paid on February 15, 2005 and the Trust will have sufficient funds to pay to unitholders of record on February 28, 2005 the cash distribution payable on each Trust Unit, such distribution to be paid on March 15, 2005;


8.       REPRESENTATIONS AND WARRANTIES OF MANAGEMENTCO

ManagementCo represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

         (a) ManagementCo has been duly incorporated and organized and is valid and subsisting under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

         (b) ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on a material portion of its business;

         (c) ManagementCo is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which ManagementCo is a party or by which ManagementCo is bound including, without limitation, the Material Agreements to which it is a party, or any judgment, decree, order, statute, rule or regulation applicable to ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of ManagementCo or its properties or assets (taken as a whole);

         (d) ManagementCo has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by ManagementCo and this agreement is a legal, valid and binding obligation of ManagementCo enforceable against ManagementCo in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v);

         (e) there are no actions, suits, proceedings or inquiries pending or (as far as ManagementCo is aware) threatened against or affecting ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of ManagementCo or its properties and assets (taken as a whole) or its ability to manage the Trust;

         (f) except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the business, operations or condition (financial or otherwise) of ManagementCo or its properties or assets (taken as a whole) or its ability to manage the Trust, ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses including, without limitation, performing its obligations under the Material Agreements to which it is a party;

         (g) each of the Material Agreements to which ManagementCo is a party is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v), ManagementCo is in compliance with the terms of such Material Agreements to which it is a party except where such non-compliance, in aggregate, would not have a material adverse affect on the business, operations or conditions (financial or otherwise) of ManagementCo or its properties or assets (taken as a whole) or its ability to manage the Trust and ManagementCo is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

         (h) the minute books of ManagementCo contain true and correct copies of its constating documents and at the Closing Date will contain true and correct copies or draft copies of the minutes of all meetings and all resolutions of the directors and shareholders of ManagementCo; and

         (i) other than as provided for in this agreement, ManagementCo has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein.

9.       INDEMNITY

         (a) The Trust and Advantage Oil & Gas, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

                  (i) any information or statement contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

                  (ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel, as the case may be, expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

                  (iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered

                           Securities imposed by any competent authority (not based on the activities or alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 9(a)(ii);

                  (iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities; or

                  (v) any breach of, default under or non-compliance by the Trust, Advantage Oil & Gas or ManagementCo with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Advantage Oil & Gas or ManagementCo hereunder or pursuant hereto;


                  provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").


         (b) If any claim contemplated by paragraph 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "Indemnified Person") shall notify the Trust and Advantage Oil & Gas as applicable (collectively the "Indemnifying Parties") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 10(a) if:

                  (i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

                  (ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

                  (iiii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;


                  and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

         (c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

         (d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

         (e) The rights and remedies of the Indemnified Persons set forth in paragraphs 9, 10 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

         (f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 9 and under paragraph 10 with respect to all such agents, directors, officers, shareholders and employees.

         (g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

         (h) The rights of indemnity contained in this paragraph 9 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 9 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

         (i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

10.      CONTRIBUTION

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

         (a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Securities; or

         (b) if the allocation provided by paragraph 10(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 10(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 10 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 10 shall be limited to the amount actually received by the Underwriters under paragraph 2.

11.      EXPENSES

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this agreement and their respective counsel, any newspaper advertisements on behalf of the Trust and all other reasonable costs and expenses relating to this transaction. In the event that the offering of the Offered Securities is not completed, the Trust will pay the reasonable fees and expenses of the Underwriters' counsel and all other reasonable out-of-pocket expenses incurred by the Underwriters.

12.      TERMINATION

         (a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

                  (i) any order to cease or suspend trading in any securities of the Trust or Advantage Oil & Gas or prohibiting or restricting the distribution of any of the Offered Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

                  (ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Advantage Oil & Gas, ManagementCo or any of the directors or senior officers of Advantage Oil & Gas or ManagementCo is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Securities or any other securities of the Trust;

                  (iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Advantage Oil & Gas, ManagementCo (taken as a whole) or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Advantage Oil & Gas, ManagementCo (taken as a whole) which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or any other securities of the Trust or the investment quality or marketability of the Offered Securities or any other securities of the Trust;

                  (iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Advantage Oil & Gas and ManagementCo (taken as a whole), such that it would not be practical (in the sole opinion of the Underwriters, or any one of them, acting reasonably) to market the Offered Securities or any other securities of the Trust;

                  (v) the Underwriters shall become aware of any material fact (including an adverse material change) with respect to the Trust, Advantage Oil & Gas or ManagementCo which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or any other securities of the Trust or the investment quality or marketability of the Offered Securities or any other securities of the Trust;

                  (vi) the Trust, Advantage Oil & Gas or ManagementCo shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect; or

                  (vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or any other securities of the Trust.

         (b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 12(a) or paragraph 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Securities for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 12(a) or paragraph 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

         (c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, Advantage Oil & Gas under paragraphs 9, 10, or 18. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

         (d) If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, Advantage Oil & Gas or ManagementCo, the liability of the Trust, Advantage Oil & Gas or ManagementCo hereunder shall be limited to the indemnity referred to in paragraph 9, the contribution rights referred to in paragraph 10 and the payment of expenses referred to in paragraph 11; provided, however, an Underwriter shall not be entitled to the payment of expenses referred to in paragraph 11 if an Underwriter is in breach of or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

13.      CLOSING DOCUMENTS

The obligations of the Underwriters hereunder, as to the Offered Securities to be purchased at the Closing Time shall be conditional upon the Trust, Advantage Oil & Gas and ManagementCo having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

         (a) favorable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Trust, Advantage Oil & Gas and ManagementCo and the transactions contemplated hereby, including, without limitation, that:

                  (i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

                  (ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

                  (iii) each of Advantage Oil & Gas and ManagementCo has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

                  (iv) the Trust is the registered holder of all issued and outstanding common shares and Notes of Advantage Oil & Gas, all of which common shares have been duly authorized and validly issued as fully paid and non-assessable;

                  (v) each of the Trust, ManagementCo and Advantage Oil & Gas has all necessary trust or corporate power and authority to enter into this agreement and the Material Agreements and to perform its obligations, as applicable, and this agreement and the Material Agreements have been duly authorized, executed and delivered, as applicable, by the Trust, Advantage Oil & Gas and ManagementCo, respectively, and constitute legal, valid and binding obligations of each of the Trust, Advantage Oil & Gas and ManagementCo, enforceable against the Trust, Advantage Oil & Gas and ManagementCo, as applicable, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

                           (A)      applicable bankruptcy, insolvency,
                                    moratorium, reorganization or other laws affecting creditors' rights generally;

                           (B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

                           (C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

                           (D) the applicable laws regarding limitations of actions;

                           (E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

                           (F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

                           (G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

                  (vi) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, Advantage Oil & Gas and ManagementCo, and the performance of and compliance with the terms of this agreement by the Trust, Advantage Oil & Gas and ManagementCo does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Advantage Oil & Gas or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust or its assets (taken as a whole);

                  (vii) the form of the definitive certificate representing the Trust Units has been approved and adopted by the Trust and each complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

                  (viii) the Offered Securities have been duly and validly created, allotted and issued as fully paid and non-assessable Trust Units;

                  (ix) the Offered Securities conform in all material respects with the description thereof contained in the Prospectuses;

                  (x) the Offered Securities are eligible investments as set out under the heading "Eligibility for Investment" in the Prospectuses;

                  (xi) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Securities for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

                  (xii) the Trust is a "reporting issuer" not in default of any requirement of the SECURITIES ACT (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces that have the "reporting issuer" concept;

                  (xiii) each of the Trust and Advantage Oil & Gas have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Advantage Oil & Gas to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

                  (xiv) subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who will hold the Offered Securities;

                  (xv) all laws of the Province of Quebec relating to the use of the French language have been complied with in connection with the sale of the Offered Securities to purchasers in the Province of Quebec;

                  (xvi) the Offered Securities are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfilment of the conditions of the Exchange, will be posted for trading on the Exchange;

                  (xvii)   the authorized and issued capital of the Trust; and

                  (xviii) Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units, and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Securities as the Underwriters may reasonably request.

                  It is understood that Trust's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Advantage Oil & Gas, ManagementCo, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Advantage Oil & Gas, ManagementCo and the Offered Securities;

         (b) a certificate of each of the Trust and Advantage Oil & Gas dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Advantage Oil & Gas by the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of Advantage Oil & Gas or such other officers or directors of Advantage Oil & Gas satisfactory to the Underwriters, acting reasonably, certifying that:

                  (i) each of the Trust and Advantage Oil & Gas has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

                  (ii) the representations and warranties of the Trust and Advantage Oil & Gas set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time; and

                  (iii) no event of a nature referred to in paragraphs 6(a), 6(b), 12(a)(i), (ii) or (vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

         and the Underwriters shall have no knowledge to the contrary;

         (c) a certificate of ManagementCo dated the Closing Date addressed to the Underwriters and signed on behalf of ManagementCo by the President and Vice President of ManagementCo or such other officers or directors of ManagementCo satisfactory to the Underwriters, acting reasonably, certifying that:

                  (i) ManagementCo has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time; and

                  (ii) the representations and warranties of ManagementCo set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time;

                  and the Underwriters shall have no knowledge to the contrary;

         (d) a comfort letter of each of the Trust's auditors, Anadarko's auditors and MarkWest's auditors addressed to the Underwriters and dated the Closing Date satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in paragraph 4(d) hereof up to the Closing Time which comfort letter shall be not more than two Business Days prior to the Closing Date;

         (e) evidence satisfactory to the Underwriters that the Offered Securities have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date; and

         (f) such other certificates and documents as the Underwriters may request, acting reasonably.

14.      DELIVERIES

The sale of the Offered Securities shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in
Section 13, the Underwriters, on the Closing Date, shall deliver to the Trust a wire transfer payable to the Trust at par in Calgary in respect of the Offered Securities (less the fee of the Underwriters to be calculated as provided in Section 2(a)) against delivery by the Trust of:

         (a)      the opinions, certificates and documents referred to in
                  Section 13; and

         (b) definitive certificates representing, in the aggregate, all of the Offered Securities, registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than twenty four
                  (24) hours prior to the Closing Time.

15.      RESTRICTIONS ON OFFERINGS

The Trust agrees that, prior to 90 days after the Closing Date except in respect of Trust Units issued on conversion of the 8.25% Debentures, the 9% Debentures, the 10% Debentures, the 7.75% Debentures, the 7.50% Debentures, Exchangeable Shares or upon the exercise of trust unit incentive rights, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing without the consent of Scotia Capital Inc., such consent not to be unreasonably withheld.

16.      NOTICES

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, Advantage Oil & Gas or ManagementCo, be addressed to ManagementCo, c/o Kelly Drader, President, at the above address, Fax No. (403) 781-2398 with a copy to:

                  Burnet,  Duckworth  & Palmer  LLP 1400,
                  350 - 7th Avenue SW
                  Calgary, Alberta T2P 3N9

                  Attention:        Jay Reid
                  Fax No.:          (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

                  Scotia Capital Inc.
                  Suite 1800, Scotia Centre 700 - 2nd Street SW
                  Calgary, Alberta T2P 2N7

                  Attention:        Mark Herman
                  Fax No.:          (403) 298-4099

                  BMO  Nesbitt  Burns  Inc.  2200,
                  333 - 7th Avenue SW
                  Calgary, Alberta T2P 2Z1

                  Attention:        Jason J. Zabinsky
                  Fax No.:          (403) 515-1535

                  National  Bank  Financial  Inc.  Suite  2802,
                  TransCanada Tower 450 - 1st Street SW
                  Calgary, Alberta T2P 5H1

                  Attention:        David M. Vetters
                  Fax No.:          (403) 265-0543


                  RBC Dominion Securities Inc.
                  Suite 1100, Bankers Hall West
                  888 - 3rd Street SW
                  Calgary, Alberta T2P 5C5

                  Attention:        Craig E. Kelly
                  Fax No.:          (403) 299-6901


                  CIBC World Markets Inc.
                  1100, 855 - 2nd Street SW
                  Calgary, Alberta T2P 4J7
                  Attention:        T. Timothy Kitchen

                  Fax No.:          (403) 260-0524

                  Raymond James Ltd.
                  2500, 707 - 8th Avenue S.W.
                  Calgary, Alberta T2P 1H5

                  Attention:        Edward J. Bereznicki
                  Fax No.:          (403) 509-0535

                  FirstEnergy  Capital Corp.  1600,
                  333 - 7th Avenue SW
                  Calgary, Alberta T2P 2Z1

                  Attention: Hugh R. Sanderson Fax No. (403) 262-0688

and a copy to:

                  Macleod Dixon LLP
                  3700 Canterra Tower
                  400 - 3rd Avenue SW
                  Calgary, Alberta T2P 4H2

                  Attention:        Kent D. Kufeldt
                  Fax No.:          (403) 264-5973

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

         (a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

         (b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17.       CONDITIONS

All terms, covenants and conditions of this agreement to be performed by the Trust, Advantage Oil & Gas and ManagementCo shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

18.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraphs 7 and 8 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Securities, the termination of this agreement and the distribution of the Offered Securities pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

19.      SEVERAL LIABILITY OF UNDERWRITERS

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

         (a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Securities set forth opposite their names set forth in this paragraph 19; and

         (b) if an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Offered Securities which that Underwriter has agreed to purchase under this Agreement (other than in accordance with section 12) (the "Defaulted Securities"), the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriter(s) does not exceed 3% of the Offered Securities, the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Securities to be purchased by the Refusing Underwriters exceeds 3% of the Offered Securities, the Continuing Underwriters will not be obligated to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted
                  Securities:

                  (i) the Continuing Underwriters will not be obligated to purchase any of the Offered Securities;

                  (ii) the Trust will not be obligated to sell less than all of the Offered Securities; and

                  (iii) the Trust, Advantage Oil & Gas and ManagementCo will be entitled to terminate their obligations under this Agreement, in which event there will be no further liability on the part of such parties or the Continuing Underwriters, except pursuant to the provisions of sections 9, 10 and 11 hereof.

The applicable percentage of the total number of Offered Securities which each of the Underwriters shall be separately obligated to purchase is as follows:

                  Scotia Capital Inc.                          39%
                  BMO Nesbitt Burns Inc.                     17.5%
                  National Bank Financial Inc.               17.5%
                  RBC Dominion Securities Inc.                 13%
                  CIBC World Markets Inc.                      10%
                  Raymond James Ltd.                            2%
                  FirstEnergy Capital Corp.                     1%

Nothing in this agreement shall obligate the Trust to sell one or any of the Underwriters less than all of the Offered Securities or shall relieve any Underwriter in default from liability to the Trust, Advantage Oil & Gas or ManagementCo, or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust, Advantage Oil & Gas or ManagementCo of their obligations under this agreement, there shall be no further liability on the part of the Trust, Advantage Oil & Gas or ManagementCo to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 9, 10 and 11.

20.      AUTHORITY TO BIND UNDERWRITERS

The Trust, Advantage Oil & Gas and ManagementCo shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 9 or 10, any matter referred to in paragraph or any agreement under paragraph 20. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21.      UNDERWRITERS COVENANTS

Each of the Underwriters covenants and agrees with the Trust that it will:

         (a) offer the Offered Securities for sale to the public only in the Qualifying Provinces;

         (b) conduct activities in connection with the proposed offer and sale of the Offered Securities in compliance with all Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Securities;

         (c) use all reasonable efforts to complete the distribution of the Offered Securities as soon as possible;

         (d) not solicit subscriptions for the Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Qualifying Provinces including, without limitation:

                  (i) the Underwriters agree that they will not (and will cause the Selling Dealer Group not to) sell or offer to sell the Offered Securities within the United States of America, its territories or possessions (the "U.S.") or to, or for the account of, "United States persons" (as that term is defined in Regulation S to the UNITED STATES SECURITIES ACT OF 1933, as amended (the "1933 ACT"));

                  (ii) at the time any buy order for the Offered Securities is originated, the buyer is outside the U.S., or the Underwriters or any person acting on its behalf reasonably believes the buyer is outside the U.S. and the buyer shall not be a "United States person"; and

                  (iii) no "directed selling efforts" (as that term is defined under Regulation S of the 1933 Act) have been or will be made in the U.S. by the Underwriters or any person acting on behalf of the Underwriters in respect of the sale of the Offered Securities offered for sale hereunder; and

         (e) as soon as reasonably practicable after the Closing Date provide the Trust with a break down in writing of the number of Offered Securities sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Securities, provide to the Trust, the Exchange and to the Securities Commissions prompt notice in writing to that effect.

22.      SEVERANCE

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. RELATIONSHIP BETWEEN THE TRUST, ADVANTAGE OIL & GAS AND MANAGEMENTCO AND THE UNDERWRITERS

The Trust, Advantage Oil & Gas and ManagementCo: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients;
(ii) acknowledge and agree that
the Underwriters are neither the agents of the Trust, Advantage Oil & Gas or ManagementCo nor otherwise fiduciaries of the Trust, Advantage Oil & Gas or ManagementCo; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

24.      STABILIZATION

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities of the Trust at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

25.      GOVERNING LAW

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Advantage Oil & Gas and ManagementCo and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26.      TIME OF THE ESSENCE

Time shall be of the essence of this agreement.

27.      COUNTERPART EXECUTION

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28.      CONTRACTUAL OBLIGATIONS OF TRUST

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29.      FURTHER ASSURANCES

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

30.      USE OF PROCEEDS

Each of Advantage Oil & Gas, ManagementCo and the Trust hereby covenant and agree to use the net proceeds of the sale of the Offered Securities hereunder in accordance with the disclosure in the Prospectus.

31.      ENTIRE AGREEMENT

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, Advantage Oil & Gas or ManagementCo.


If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

                               SCOTIA CAPITAL INC.

                               Per: "MARK HERMAN"


BMO NESBITT BURNS INC.                     NATIONAL BANK FINANCIAL INC.
Per: "JASON J. ZABINSKY"                   Per:  "DAVID M. VETTERS" RBC DOMINION

                            SECURITIES INC.

                         Per: "CRAIG E. KELLY"


                        CIBC WORLD MARKETS INC.

                       Per: "T. TIMOTHY KITCHEN"


                          RAYMOND JAMES LTD.

                      Per: "EDWARD J. BEREZNICKI"

                            FIRSTENERGY CAPITAL CORP.

                            Per: "HUGH R. SANDERSON"


ACCEPTED AND AGREED to this 19th day of January, 2005

ADVANTAGE ENERGY INCOME FUND, by                   ADVANTAGE INVESTMENT
Advantage Oil & Gas Ltd.                           MANAGEMENT LTD.

Per: "PETER A. HANRAHAN"                           Per: "PATRICK J. CAIRNS"



ADVANTAGE OIL & GAS LTD.
Per: "PETER A. HANRAHAN"